Filed by El Sitio, Inc.
                          Pursuant to Rule 425 under the
                          Securities Act of 1933 Subject Company: El Sitio, Inc. Commission File No. 34-28367

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed El Sitio/Claxson Interactive Group Inc. merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and failure of the El Sitio shareholders to approve the merger.

For a detailed discussion of these and other cautionary statements, please refer to El Sitio's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of El Sitio's Form 20-F annual report for the fiscal year ended December 31, 1999 and the Risk Factors section of El Sitio's F-1 filing.

                  * * * * * * * * * * * * * * * * * * * * * *

 THE FOLLOWING IS AN EXCERPT OF A TRANSCRIPT OF A PRESS CONFERENCE HELD ON MAY 18, 2001, AT WHICH VARIOUS DEVELOPMENTS OF THE MERGER TRANSACTION WITH CLAXSON INTERACTIVE GROUP WERE DISCUSSED:


                                 EL SITIO INC.

                          Moderator: Horacio Milberg
                                 May 18, 2001
                                 9:00 a.m. MT

                           . . . . . . . . .

Horacio Milberg:           Thank you. Good morning, everyone.

                           As indicated in the press release this morning, we have had two important developments. The first is that we have been advised by IAMP's partners, this is Cisneros Group and Hicks-Muse, that they are evaluating their rights under the combination agreement governing the Claxon transaction. This includes determining whether or not they believe conditions precedent to the closing can be fulfilled. I can make no further comments on the situation at this time, but we intend to keep you updated on developments regarding the transaction.

                           The second development is the receipt of notification from NASDAQ that we are not in compliance with listing requirements because our shares have closed with a bid price under $1 for 30 consecutive days. This, of course, is a situation we have been monitoring closely, over time, and will continue to evaluate, going forward. It is our clear intention to maintain the listing and the primary way to do it, in our view, is to complete the Claxon transaction.

                           . . . . . . . . .

Rob Hinchcliffe:           As a follow-up to the last question -- potentially,
                           you're saying the merger may not happen. You're not giving any guidance on a stand-alone basis. Is that correct?

H. Milberg:                No, I'm not saying that the merger may not happen.
                           On that score I think that the press release and the comments I made are pretty self-explanatory.
                           With regard to the Internet revenues, per se, the advertising revenues of the Internet, as we are not going yet giving guidance on Claxon as a whole, we are not intending to give isolated guidance on the Internet revenues of El Sitio.

R. Hinchcliffe:            OK. So by reading-- I'm just trying to understand
                           the press release. So the deal-- what you're saying, essentially, is that the deal is going to go forward, but the structure of the deal may change?

H. Milberg:                No, I'm not saying that. Perhaps it is worthwhile
                           revisiting what we are saying in the release -- we've been advised by the Cisneros Group and Hick News only just over the last few days that they are evaluating the rights under the agreement.
                           They have stated that they are specifically looking into conditions precedent to closing the deal--

R. Hinchcliffe:-- and what are those conditions?

H. Milberg:                -- specifically, whether a material adverse change
                           has occurred as a result of the Internet financial performance for 2001. We do not believe that an material adverse change has occurred. Perhaps I should mention that since the beginning-- since the signing of the combination agreement, Roberto Vivo has been managing the business that we've compressed
                           [sp] Claxon substantially as if the merger had been completed back then in October with support of our partners at Cisneros and Hicks-Muse, and this is continuing today. At our end we are hopeful that the deal will proceed towards consummation in the near term. I guess that for the time being that's as much as we can say on this matter.

R. Hinchcliffe:            What is that-- I'm just trying to look here at the
                           ownership interest again of the Cisneros and Hicks-Muse combined?

H. Milberg:                That's where the combination agreement -- the
                           Cisneros Group and Hicks-Muse would have 66 percent of the Claxon Interactive.

R. Hinchcliffe:            What about a stand-alone basis for-- what percentage
                           are they on of El Sitio?

H. Milberg:                Eighteen percent.

R. Hinchcliffe:            And in the voting rights? I mean, obviously, if they
                           don't want this deal to go forward, what can they do?
                           Legally, can they pull the plug?

H. Milberg:                I really can't comment on that. The combination
                           agreement establishes the rights of the parties to the agreement, I think, in pretty good detail, and I would like you to look into that and draw your conclusions.

R. Hinchcliffe:            And who determines-- I mean-- a 75-percent
                           sequential decline in advertising revenues, I mean, you know, would seem to be would be materially adverse, you know, conditions. How is that determined? Do you know? What's material.

H. Milberg:                Again, all this is governed by the merger agreement,
                           and I invite you to look into the provisions of the merger agreement.

R. Hinchcliffe:            No, but my question is -- who would determine
                           whether or not-- whether or not it's a material adverse decline?

H. Milberg:                I am not a lawyer, and I think it would be imprudent
                           for me to interpret the agreement in terms of how that determination would come about.

                           . . . . . . . .

R. Hinchcliffe:            Hi. I don't mean to be difficult, but what about the
                           possibility-- I mean-- given the fact that you have 40 million in cash, what about the possibility of just closing down and giving the dollar per share back to the shareholders?

H. Milberg:                It's an interesting idea, Robert. We are looking
                           at the situation as a temporary change-- not change of plans-- but a temporary interruption in the process. We keep on working closely with our partners at Hicks and Cisneros, and we are confident, as I said earlier, that this is going to be resolved in the short run.

                           [inaudible] -- contemplating anything other than reaching the formation of Claxon and keep on doing what we have been doing since October-- since November after the combination agreement was signed, which is to run the Claxon-- the businesses that compose Claxon after the merger had been affected on October 31st. If it were because El Sitio was a public company that required all these regulatory matters, this would have been signed a long time ago, but we've been working as if this had been Claxon for the last six months. We see no reason, at this juncture, to change that.

R. Hinchcliffe:            No, but I mean, the big difference, though, is
                           that if I was Cisneros and Hicks-Muse, I mean, clearly, when you're looking at the business model a year ago and then versus now, I mean, with the huge decline in your advertising revenues, I mean, it's a different ballgame in terms of valuation or in terms of, if nothing else, the structure of the deal, big time.

H. Milberg:                Well, and there is a combination agreement that
                           establishes the rights of the parties, and we look at that agreement to govern what is going to happen, going forward.

R. Hinchcliffe:            Was there a breakup fee?

H. Milberg:                No, there is no breakup fee.

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El Sitio, Inc. and Claxson Interactive Group Inc. intend to file with the
Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 at a date subsequent hereto. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission when they become available because they will contain important information. Investors and security holders will be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained for free from El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL Buenos Aires, Argentina.